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                                                     DUQUESNE LIGHT EXHIBIT 12.1

                     Duquesne Light Company and Subsidiary


              Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)

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

                                                             Three Months Ended                     Year Ended
                                                                March 31,                          December 31,
                                                                  2001       2000         1999         1998         1997        1996
                                                                 --------   --------------------------------------------------------
FIXED CHARGES:
   Interest on long-term debt                                    $15,605    $ 71,269    $ 76,938     $ 75,810    $  81,592 $ 82,505
   Other interest                                                    230       3,149       4,809        1,290          752    1,632
   Monthly Income Preferred Securities dividend requirements       3,141      12,562      12,562       12,562       12,562    7,921
   Amortization of debt discount, premium and expense - net          555       2,276       2,516        5,266        5,828    5,973
   Portion of lease payments representing an interest factor       1,601       6,782      42,973       44,146       44,208   44,357
                                                                ---------   --------------------------------------------------------
     Total Fixed Charges                                         $21,132    $ 96,038    $139,798     $139,074    $ 144,942 $142,388
                                                                ---------   --------------------------------------------------------

EARNINGS:
   Income from continuing operations                             $ 9,911    $ 92,584    $151,020     $148,548    $ 141,820 $149,860
   Income taxes                                                    5,600      41,581      76,127*      74,912*      73,838*  83,008*
   Fixed charges as above                                         21,132      96,038     139,798      139,074      144,943  142,388
                                                                ---------   --------------------------------------------------------
     Total Earnings                                              $36,643    $230,203    $366,945     $362,534    $ 360,601 $375,256
                                                                ---------   --------------------------------------------------------

RATIO OF EARNINGS TO FIXED CHARGES                                  1.73        2.40        2.62         2.61         2.49     2.64
                                                                =========   ========================================================
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     *Earnings related to income taxes reflect a $3.0 million, $12 million, $17 million and $12 million decrease for the twelve months ended December 31,1998,
1997 and 1996, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for
Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69, 2.61 and 2.72 for the twelve months ended
December 31, 1998, 1997 and 1996, respectively.